FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: February, 2003

Commission File Number: 0-28528

ALMADEN MINERALS LTD.
(Translation of registrant's name into English)

1103 - 750 West Pender Street
Vancouver, B.C.
Canada V6C 2T8
(Address of principal executive offices)

1. News Release, dated: 02/20/03

2. BC Form 45-902F, Report of Exempt Distribution, dated: 02/19/03

3. Alberta Securities Commission Form 20, dated: 02/19/03

4. Annual Return of ATW REsources Ltd., Northwest Territories, dated 01/06/03

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.
(Registrant)

By: /s/Duane Poliquin
(Signature)

Date: February 26th 2003

ALMADEN MINERALS LTD.
1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE February 20th 2003
Trading Symbol: AMM -TSX
www.almadenminerals.com

Drilling intersects High-grade Gold at the Siwash Mine, B.C.

In September, 2002 a sixteen hole, 5,000 m (meter) diamond drill program was carried out to test the continuity of mineralisation at the company's wholly owned Siwash Gold Mine. The deposit is located roughly two kilometres south of Highway 97 and 45 kilometers (km) southeast of Merrit in the Okanagan area of Southern British Columbia.

The mine is known for its very high gold grades and in the 1990's, 51,750 ounces of gold were produced from 18,400 tons of mesothermal quartz vein ore extracted from the B vein system in open pit and underground operations.

The Siwash Mine presently has an indicated resource of 87,700 oz (2,727,400 grams) gold in 61,300 tons and a probable reserve of 45,200 oz (1,405,700 gm) gold in 44,500 tons for a total of 141,962 ounces in 123,142 tons as calculated on completion of the last drill program in 2000. Calculation of an updated resource estimate incorporating the 2002 drill intersections is underway. Several structures were tested in the program, including the WD vein, the

Deep B shoot, the Gold Creek West vein and the Bullion Creek structure.

The continuity of the WD vein, located 200 m north of the B vein system, was tested in fifty metre step-outs to the south and east of previous drill perimeter. All holes intersected the vein near the projected depth and will result in an increase of the resource. Hole 311, the deepest hole drilled on the structure, returned 0.567 oz/t

(troy ounces per short ton) gold over a true width interval of 2.15 m indicating good continuity of the structure and mineralization to depth. The WD structure has been traced along strike for a length of 525 m and down dip for 320 m. It remains open to the east, west and down dip.

Two holes were drilled into the Bullion Creek structure, located 700 m north of the B vein, to test a zone of hydrothermal alteration not known previously to be associated with significant gold. Strongly altered granodiorite was intersected in both holes and narrow pyritic quartz veins returned an assay of 0.246 oz/t gold over a true width of 0.50 m. The presence of gold mineralization in Bullion Creek zone establishes good potential for other high-grade shoots and is considered a priority exploration target.

The Gold Creek West vein, 400 m southwest of the mine site, was tested by a total of nine drill holes in

1996 and 2000 and shows continuity of structure and mineralization over a strike length of 190 m. Four holes drilled this season intersected the vein at the projected locations and have extended its continuity a further 100 m to the west. No significant results were returned from the 2002 drilling.

The Deep B shoot on the B vein system is located immediately below the existing mine workings and can be accessed by extending the existing decline approximately 600 m. It contains an inferred resource of

35,600 oz Au in 12,200 tons grading 2.925 oz/t. The 2002 in fill drilling decreased the drill intersection spacing to approximately 30 m and tested the perimeter of the known shoot. Results confirmed the grade of the shoot internally but did not extend the high grade zone beyond its previously defined limits.

A possible extension to the B and WD vein systems was found roughly two km along strike to the east,

on the other side of an area of overburden cover and no outcrop, as part of a trenching program in 2001.

Grab samples of the vein material taken at surface returned averaged analyses of 0.922 oz/ton (31.6 grams/tonne)

gold and 3.04 oz/ton silver (104.4 grams/tonne). A 0.5 by 0.5 m panel sample of the same vein taken in the wall of the trench returned 0.635 oz/ton gold (21.8 grams/tonne) and 0.96 oz/ton (32.9 grams/tonne) silver. This discovery was extremely significant as it adds two kilometres of prospective, unexplored strike length to the high-grade vein system.

All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples were included in the sample shipments sent to Acm

e and confirmed procedural quality. Check assays were carried out by ALS Chemex Labs in Vancouver.

The qualified person and supervisor of the 2002 exploration drill program was Wojtek Jakubowski, P.Geo.

Hole	From	To	Interval	True Width			Gold		Silver
Number	Meters	Meters	Meters	Meters	Feet	Zone	oz/t	gm/T	oz/t	gm/T
WD Area
SND02310	31.13	31.65	0.52	0.50	1.6	B	0.237	8.138	0.153	5.239
SND02311	43.90	44.40	0.50	0.50	1.6	Ba	0.571	19.588	0.295	10.111
SND02311	269.65	276.11	6.46	4.22	13.8	WDb	0.309	10.608	1.435	49.210
SND02311	273.25	276.10	2.85	2.15	7.1	WDb	0.567	19.445	2.661	91.251
SND02312	109.43	110.08	0.65	0.50	1.6	WDb	0.651	22.333	1.149	39.398
SND02313	163.43	164.03	0.60	0.50	1.6	WDb	1.035	35.469	1.809	62.013
SND02332	230.35	231.00	0.65	0.50	1.6	WDa	0.342	11.736	1.081	37.066
SND02334	202.64	204.77	2.13	2.00	6.6	WDa	0.646	22.135	1.335	45.768
SND02334	203.30	203.83	0.53	0.50	1.6	WDa	2.661	91.222	5.471	187.589
SND02335	54.12	55.18	1.06	1.00	3.3	B	0.442	15.156	0.555	19.027
SND02335	245.11	246.50	1.39	1.20	3.9	WDa	0.249	8.553	0.674	23.125
SND02335	245.11	247.80	2.69	2.40	7.9	WDa	0.378	12.956	0.861	29.532
SND02335	247.27	247.80	0.53	0.50	1.6	WDa	1.086	37.235	1.999	68.553
Deep B Area
SND02326	179.52	180.44	0.92	0.75	2.5	B	2.594	88.948	5.753	197.251
SND02327	177.15	177.68	0.53	0.50	1.6	B	0.299	10.236	0.000	0.000
SND02327	199.86	201.00	1.14	1.10	3.6	B	0.267	9.158	0.328	11.252
SND02330	234.65	237.27	2.62	2.15	7.1	Bc	0.270	9.261	0.224	7.675
SND02330	236.73	237.26	0.53	0.50	1.6	Bc	1.007	34.525	0.686	23.512
SND02331	255.93	256.64	0.71	0.50	1.6	Bb	0.233	7.994	0.214	7.353
Bullion Creek	Area
SND02315	74.95	75.60	0.65	0.50	1.6	Bull	0.245	8.401	0.452	15.504

Mesothermal vein systems have been abundant producers of gold in many types of host rock and throughout much of geological time. About 130 miles northwest of the Siwash vein system, the Bralorne Pioneer mesothermal vein system produced approximately 4.3 million ounces of gold at an average grade of 0.48 ounces of gold per ton. Mesothermal veins have great depth potential with the Bralorne Pioneer having been mined to over 1.5 km below surface. The deepest hole on the Siwash vein system is 320 metres down dip from surface.

The potential of the project encouraged Almaden to take advantage of an opportunity to buy a second hand mill for a low price. No feasibility study has yet been done and local permitting would be required to install the mill.

Management will be considering its options for further development at Siwash in the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

"J. Duane Poliquin, P. Eng."
_______________________
J. Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(formerly FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19)

or (23) to (26)

of the Securities Act, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

Almaden Minerals Ltd.
1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8
(604) 689 7644

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdiction in which it is reporting.

The Issuer is a reporting issuer in the jurisdiction of Ontario, British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the Toronto Stock Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Options to acquire 735,000 common shares at a price of $0.30 per share and 925,000 common shares at a price of $0.55 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument

45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	.Price per security / total purchase price(Canadian $)	Exemption relied on	Length of any restriction or seasoning period.
Duane Poliquin Vancouver, British Columbia	310,000 375,000	Feb 11, 2002 Feb 11, 2002	$0.30/$93,000 $0.55/$206.250	Section 74(2)(9) of the Act	4 months
Morgan Poliquin Vancouver, British Columbia	60,000 375,000	Feb 11, 2002 Feb 11, 2002	$0.30/$18,000 $0.55/$206.250	Section 74(2)(9) of the Act	4 months
James E, McInnes Vancouver, British Columbia	160,000 25,000	Feb 11, 2002 Feb 11, 2002	$0.30/$48,000 $0.55/$13,750	Section 74(2)(9) of the Act	4 months
Gerald Carlson WestVancouver, British Columbia	50,000 25,000	Feb 11, 2002 Feb 11, 2002	$0.30/$15,000 $0.55/$13,750	Section 74(2)(9) of the Act	4 months
Joseph Montgomery Vancouver, British Columbia	50,000 25,000	Feb 11, 2002 Feb 11, 2002	$0.30/$15,000 $0.55/$13,750	Section 74(2)(9) of the Act	4 months
Ed Balon Vancouver, British Columbia	35,000 25,000	Feb 11, 2002 Feb 11, 2002	$0.30/$10,500 $0.55/$13,750	Section 74(2)(9) of the Act	4 months
Wojtek Jakubowski Vancouver, British Columbia	35,000 25,000	Feb 11, 2002 Feb 11, 2002	$0.30/$10,500 $0.55/$13,750	Section 74(2)(9) of the Act	4 months
Dione Bitzer Surrey, British Columbia	6,000 40,000	Feb 11, 2002 Feb 11, 2002	$0.30/$1,800 $0.55/$22,000	Section 74(2)(9) of the Act	4 months
Carola Contreras Port Moody, British Columbia	4,000 10,000	Feb 11, 2002 Feb 11, 2002	$0.30/$1,200 $0.55/$5,500	Section 74(2)(9) of the Act	4 months
Abelardo Garza Hernandez, akaLalo Garza Chihuahua, Mexico	25,00	Feb 11, 2002	$0.30/$7,500	BC instr 45-507	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached Schedule "A".

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fees payable for filing this report with the British Columbia Securities Commission.

Nil (Grant of Options)

8. State the name and address of any person acting as agent in connection with the distribution(s)

of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s)

in respect of which the compensation was paid or is to be paid.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated.	Compensation paid(number and type of security and/or cash amount (Canadian $) Price per share (Canadian $)	Price per share (Canadian $)
N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, this 19 day of February, 2003.

Almaden Minerals Ltd.
Name of issuer (please print)

"Duane Poliquin"
Signature of authorized signatory

Duane Poliquin, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED

UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER

WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A" to BC Form 45-902 F

Full name and residential address of purchaser	Telephone number ond e-mail address of purchasere	Type of security and number purchase	Exemption relied on
Duane Poliquin 1987 Acadia Road Vancouver, BC V6T 1R4	d.poliquin@almadenminerals.com (604) 689-7644	Options 310,000
375,000
Section 74(2)(9) of the Act
Morgan Poliquin 423 - 5735 Hampton Pl. Vancouver, British Columbia	rockman@almadenminerals.com (604) 689-7644	Options 60,000
375,000
Section 74(2)(9) of the Act
James E, McInnes 1201 - 1835 Morton Ave Vancouver, B C V6G 1V3	jmcinnes@telus.ne (604) 687 - 7502	Options 60,000
25,000
Section 74(2)(9) of the Act
Gerald Carlson 1740Orchard Way WestVancouver, B.C. V7V 4E8	gcarlson@copper-ridge.com (604) 925 - 2209	Options 50,000
25,000
Section 74(2)(9) of the Act
Joseph Montgomery 2139 West 22nd Ave. Vancouver, B C V6L 1L4	jfmontgomery@telus.net (604) 684 - 6136	Options 50,000
25,000
Section 74(2)(9) of the Act
Ed Balon 501 250 West 1st Street North Vancouver, B C V7M 1B4	info@almadenminerals.com (604) 987 - 1708	Options 35,000
25,000
Section 74(2)(9) of the Act
Wojtek Jakubowski 303 - 639 West 14th Ave Vancouver, B C V5Z 1P7	wojtek@canadawired.com (604) 874 - 5352	Options 35,000
25,000
Section 74(2)(9) of the Act
Dione Bitzer 2242 - 154th Street Surrey, BC V4A 4S7	dbitzer@almadenminerals.com (604) 689 - 7644	Options 6,000
40,000
Section 74(2)(9) of the Act
Carola Contreras Site 416-220 Newport Dr. Port Moody, B C V3H 5B8	Info@almadenminerals.com (604) 641 - 7259	Options 4,000
10,000
Section 74(2)(9) of the Act
Abelardo Garza Hernandez, akaLalo Garza Chihuahua, Mexico	N/A	Options 25,000	BC instr 45-507

ALBERTA SECURITIES COMMISSION

FORM 20
The Securities Act

Report Under Section 132(1) of the Securities Act of a Trade Made Under Section 131(1)(a), (b), (c), (d),

(l), (m), (p), (q), (r), (s), (t), (u) or (bb) of the Securities Act or Section 122(b) or (d) of the Alberta Securities

Commission Rules.

Report Under Section 7.1(1) of Multilateral Instrument 45-103 Capital Raising Exemptions ("MI 45-103")

of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 Offerings by CDNX Short Form Offering Document

of a Trade Made Under Blanket Order 45-503.

NOTE: Circle the prospectus exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2)

of Multilateral Instrument 45-103 Capital Raising Exemptions.

1. Full name and address of the Vendor.

ALMADEN MINERALS LTD.
1103 -750 WEST PENDER STREET
Vancouver, B.C. V6C 2T8

2. Name and address of the issuer of the security traded and description of the security:

ALMADEN MINERALS LTD. Options to acquire common shares.

3. Date of trade(s).

February 11, 2002.

4. Amount or Number of Securities purchased.

Options to purchase 50,000 shares at $0.55 per share.

5. The Vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 Resale of Securities and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

See Schedule "A" attached.

6. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

7. State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

Nil (Grant of Option)

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, this __19__ day of February, 2003.

ALMADEN MINERALS LTD.

"Duane Poliquin"

Signature

President/CEO

DUANE POLIQUIN

INSTRUCTIONS

1. In answer to question 6 give the name of the person or company who has been or will be paid emuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting.

2. If the space provided for any answer in insufficient, additional sheets may be used and must be cross referenced to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Please file this report in duplicate with the required fee. Cheques are payable to the Alberta Securities

Commission.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES

FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR

FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES

UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES

REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA

SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE

SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED

FEE MAY RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

Schedule "A" to ALBERTA Form F20

Full name and residential address of purchaser	Type of security and number purchased.	Exemption relied on.	Hold Period
Jack McCleary 101-2422 Erlton St., S.W. Calgary, AB T2S 3B6	Options 50,000 ($27,500 cdn)	Section 131 (i) (bb)	4 months

TERRITORIES

BUSINESS CORPORATIONS ACT
ANNUAL RETURN
File No.: C3250
Date: -February 10th 03
signature
Deputy Registrar of Corporations

1. NAME OF CORPORATION
ATW RESOURCES LTD.

2 .This return contains information to and including

MONTH AND DAY OF INCORPORATION OR AMALGAMATION: January 6

THE YEAR FOR WHICH THIS RETURN IS APPLICABLE: 2003

3. Is the current address of the registered office, the address of the separate records office if any, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations?
YES X

NO
4. Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?
YES X

NO
IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE
ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR
UP TO DATE.

5. Is the corporation a "distributing corporation" as defined by the Act?
YES

NO X

Date	Signaure	Title(Director, Officer or solicitor)
January 6, 2003	James E. McInnes	Secretary-Treasurer